Mail Stop 3561

August 20, 2008

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

> **Re: Northeast Utilities**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2008**
> **File No. 001-05324**

Dear Mr. Shivery:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director